

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2012

Via E-mail
Stantec, Inc.
Daniel Lefaivre, Sr. Vice President and Chief Financial Officer
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6

> **Re: Stantec, Inc.**
> **Form 40-F for the year ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 1-32562**

Dear Mr. Lefaivre:

We have reviewed your response to our comment letter dated May 24, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Income, page F-5

1.   We note your response to our prior comment one. Please provide us with a more specific and comprehensive discussion regarding how and why you believe it is appropriate to define gross margin as excluding only direct payroll costs. Please tell us what consideration you have given to other expenses that are directly attributable to your sales. In addition, please further help us understand how you have calculated amounts for direct labor. In this regard, please tell us what circumstances led to bonus payments and why these amounts are not directly associated with the completion of projects. Please also tell us what services are being provided for amounts that are classified as indirect labor expenses.

12. Intangible Assets, page F-34

2.   We note your response to our prior comment three. As previously requested, please tell us how you considered economic conditions and short-term performance in determining that no indicators of impairment existed in 2011 for your intangible assets.

24. Contingencies and Guarantees, page F-44

3.   We note your response to our prior comment four. With a view towards future disclosure, please tell us what consideration you have given to whether your legal claims could have a material adverse impact on your cash flows.

4.   We have reviewed your response to our prior comment five. We note that in future filings you intend to disclose that it is not practicable to estimate the financial effect of your legal claims. Please further discuss why it is not possible for you to estimate the impact and describe what procedures you undertake on a regular basis in an attempt to develop an estimate. In addition, please help us understand whether you believe the outcome of your legal claims may have a material adverse impact on your financial statements, not just your financial position. Your conclusions in your response do not appear to be consistent with the disclosures in your filing.

        You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Branch Chief